UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of January 2013
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7),
Haikou Free Trade Zone
Haikou, Hainan, People’s Republic of China
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  ______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the press release of the Registrant, dated January 23, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED
(Registrant)

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  January 25, 2013

Exhibit No.	Description
1	Press release dated January 23, 2013

Exhibit 1

Jinpan International Completes Construction of New Cast Resin Transformer Manufacturing Facility in Guilin China

CARLSTADT, N.J., Jan. 23, 2013 /PRNewswire/ -- Jinpan International Ltd (NASDAQ: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that the Company has completed construction of a new cast resin transformer manufacturing facility in Guilin, Guangxi, China ("Guilin Facility").

The Guilin Facility is built on thirty-eight acres of land zoned for industrial development acquired by the Company in 2011. The Company has completed construction of four factory buildings, three employee dormitory buildings, and one multifunctional office building, which comprise the Guilin Facility. This facility has been equipped with state of the art equipment for the manufacture of cast resin transformers. At this stage, the Company is calibrating manufacturing equipment and running trial production at the Guilin Facility. Management expects the Guilin Facility to begin formal operations in March 2013 and to gradually ramp up production over the next two to three year period.

Mr. Zhiyuan Li , Chief Executive Officer of Jinpan commented, "We are pleased to complete construction of our new cast resin manufacturing facility in Guilin. Integrating nearly twenty years of manufacturing expertise and experience and equipped with state of art manufacturing equipment, this new facility is Jinpan's largest, most integrated and technologically advanced cast resin transformer manufacturing facility. We believe that, when fully utilized in the years ahead, our Guilin facility can support up to twelve million KVA of transformer manufacturing capacity. We expect our new facility to initially supply the China market with the potential to also supply the broader international market in the future."

About Jinpan International Ltd

Jinpan International Ltd. (NASDAQ: JST) designs, manufactures, and markets cast resin transformers for power distribution and wind energy products. Jinpan's cast resin transformers allow high voltage of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001 and ISO14001 certifications. Its principal executive offices are located in Hainan, China and its United States office is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2011 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd.

CONTACT: Jinpan International Ltd., Mark Du, Chief Financial Officer, +1-201-460-8778; or ICR, Inc., Bill Zima, +1-646-308-1630